Novartis AG Postfach 4002 Basel Switzerland

April 3, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2012
Filed January 23, 2013
File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated March 20, 2013. For ease of reference, we set forth your comments below, followed by our responses.

Item 18. Financial Statements

Notes to consolidated financial statements

1. Significant accounting policies

Intangible assets available for use, page F-11

SEC request:

1.              Your disclosure herein suggests that amortization of currently marketed products, marketing know-how, and a portion of technologies classified as cost of goods sold are accounted for as inventoriable costs. Please tell us if our understanding is correct, and provide us proposed revisions to your inventories accounting policy note on F-14 to be included in future filings that explicitly identifies which of these intangible assets’ amortization is included as an inventoriable cost. Please also provide us an analysis of each aspect included within these three categories that supports your accounting treatment of amortization as inventoriable costs under IAS 2. For example, your description of the categories suggests there are four parts that comprise the value of currently marketed products, two parts that comprise the value of marketing know-how and that there may be three types of know-how for technologies (i.e. research, development and production).

Novartis response:

In our Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”), the Company’s accounting policy for “Intangible assets available for use” on page F-11 indicates the location in the consolidated income statement in which the respective amortization and any potential impairment charges are recognized.  As a practical matter such costs are charged directly to Cost Of Goods Sold, as appropriate, and are not included within the standard costs of inventories at the balance sheet date.  The majority of product-based intangible asset amortization derives from the value attributable to the economic rent arising from the Company’s ability to market the acquired intellectual property over the estimated useful life of the respective intangible asset. As such we believe that this amortization is more properly a time-based expense of the intellectual property rather than a production cost to be included in inventory values under the provisions of IAS 38 Intangible Assets, paragraph 99, and IAS 2 Inventories, paragraph 2.

As the staff noted in the publication of its paper “An Analysis of IFRS in Practice” issued in November 2011, there is diversity in practice on the inclusion of this item in inventory.  An excerpt from this paper is presented below.

Inventory Cost Capitalization

IFRS requires that “the cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.” Most companies did not specify the nature of the costs that were capitalized as inventory. Such disclosures could help facilitate investor comparisons of financial statements, as specific capitalized costs may vary across companies.

IFRS also requires “a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods” to be included in inventory. In one case, a company disclosed that it did not include production overhead in the cost of inventory. The Staff also noted that some companies included the amortization of product-related intangible assets in the cost of inventories while others did not, even in cases when the nature of the product and the intangible asset appeared to be similar.

In response to your comment, and consistent with the recommendation mentioned above, to further clarify our application of accounting policies for this area, commencing with the filing of our Form 20-F for the year ending December 31, 2013, we will provide the following additional sentence to our “Inventories” accounting policy note (page F-14 of the 2012 Form 20-F): “Amortization of intangible assets available for use is not included within the cost of inventories at the period end.”

2. Contingent Consideration, page F-15

SEC request:

2.              Please explain to us the factors governing your recognition of contingent payments “outside of a business combination,” which you appear to record only when they become “unconditional.” Refer us to the technical guidance upon which you have relied.

Novartis response:

As disclosed, the Company accounts for contingent consideration in the acquisition of a business in accordance with IFRS 3 (2008) Business Combinations.  This standard requires accrual of a liability for the estimated contingent future payments to previous owners representing contractually defined potential amounts payable, conditional upon future events.  Asset acquisitions which do not meet the definition of a business are generally accounted for in accordance with IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets.  Under these standards, the acquirer is generally required to recognize consideration that is contingent on future events in the cost of the asset at the acquisition date only if the corresponding liability is recognized.  The accounting for the potential liability related to the contingent payments is based on the guidance in IAS 32 and IAS 39 under which a financial liability is only recognized for an obligation to deliver cash. However, Novartis is of the view that it does not have an obligation for contingent consideration outside of a business combination, since it could avoid paying the contingent consideration by discontinuing the activities required to achieve the uncertain event (which for the Company is typically a payment based on the outcome of a prospective clinical trial) on which the contingent consideration is based. Accordingly, the Company does not generally recognize such contingent consideration associated with asset purchases outside of a business combination that are conditional upon future events which are within the Company’s control. This topic is currently under consideration by the IFRS Interpretations Committee (see Staff Paper Variable payments for the separate acquisition of property, plant and equipment and intangible assets, dated March 2013).

3. Associated companies, page F-31

SEC request:

Regarding your accounting for your investment in Roche Holding AG, please provide us the following information:

Tell us how your use of a survey of analyst estimates of Roche’s net income to estimate your share of its earnings complies with the guidance in paragraphs 24 and 25 of IAS 28, revised in 2003. In your response, please tell us the amount of any adjustments recorded in 2012 to correct your estimate at December 31, 2011 and the amount of any adjustments you will record in 2013 to correct your estimate at December 31, 2012. In addition, please tell us why you changed the presentation of the second table on page F-32 to remove the prior-year adjustment line item existing in the corresponding table of your Forms 20-F in 2011 and earlier.

Novartis response:

The Company first adopted the equity method of accounting for Roche Holding AG (Roche) following its substantial investment in Roche in 2001. IAS 28 requires the latest financial statements of an investee to be used in applying the equity method. Roche publishes its consolidated financial results only twice a year for the six months to June and twelve months to December. Its results for the year to December are published after those of Novartis. Roche is a publicly quoted company in Switzerland and cannot share information with the Company prior to the release of its results to its shareholders and the broader public. The Company does not believe that it is in the best interests of its shareholders to delay publication of its own results until Roche publishes its financial results, especially since any prior year adjustment arising from the Company’s current procedure has historically been small as indicated below. As soon as Roche publishes its half yearly or annual results the amounts recorded by the Company based on estimates are adjusted by the Company in its next quarterly reporting. In order to use current financial data for the equity method accounting of Roche we have considered it appropriate to take into account publicly available information provided by Roche on its current financial performance. The Company has concluded that the best approach to interpreting this publicly available information is to use a survey of analyst estimates of the future Roche financial results. These estimates are available during each quarter. As explained on page F-31 any change in this estimate is recorded as a prior period adjustment in the period when Roche reports their financial results.

The prior year adjustment that will be recorded in the first quarter of 2013 in relation with the Company’s 2012 share in the estimated net income of Roche will be a reduction of the Company’s share of Roche’s net income of USD 59 million representing 0.6% of the Company’s net income for 2012. In the first quarter of 2012, we recorded an adjustment to the Company’s 2011 share in the estimated net income of Roche of USD 18 million, amounting to 0.2% of the Company’s net income for 2011.

In the Company’s 2012 Form 20-F, the line detailing the prior year adjustments was removed from the tabular reconciliation on page F-32 due to the relative immateriality of the amounts.

SEC request:

Tell us how the accumulated equity accounting adjustments reflect the net income effect and dividends received for each year presented. In your response, please tell us why the dividends you received from Roche are not effectively included in your share of its net assets and why the equity accounting adjustments are not reflected in your share of the re-appraised intangible assets and implicit goodwill.

Novartis response:

In accordance with IAS 28 paragraph 11, the dividends received from the investee are deducted from the carrying value of the Company’s investment in Roche (see page F-32). This is stated in the tabular reconciliation of the carrying value presented in the Company’s disclosure. The tabular reconciliation distinguishes between the current carrying value of the assets recognized as part of the separate purchase price allocation, and the subsequent equity accounting adjustments, including the dividends received, as the Company considers this helps the reader of the financial statements in understanding the evolution of the carrying value of the investment on the balance sheet.

SEC request:

Tell us how the change in “Novartis share of re-appraised intangible assets” relates to the amortization of fair value adjustments, net of taxes.

Novartis response:

The amortization of fair value adjustments, net of taxes, reflects the yearly amortization of the Company’s share in fair value adjustments to intangible assets determined in the purchase price allocation when the Company acquired its equity interest in Roche.

A more detailed summary of the amounts recorded for 2012 and 2011 in the underlying currency of Roche of Swiss francs (CHF) and translated into US dollars is as follows:

	2012				2011
(all amounts in millions)	CHF		USD		CHF		USD
Novartis share of Roche’s estimated net assets		2,519		2,753		2,658		2,828
January 1 Novartis share of re-appraised intangible assets	1,769		1,882		1,955		2,077
Annual amortization of re-appraised intangible assets	-186		-153		-186		-162
Currency translation			1				-33
December 31 Novartis share of re-appraised intangible assets		1,583		1,730		1,769		1,882
Implicit Novartis goodwill		2,848		3,112		2,848		3,030
Current value of share in net identifiable assets and goodwill		6,950		7,595		7,275		7,740
Dividend received in the year		-363		-396		-352		-377
Dividends received in prior periods since 2001		-1,826		-1,725		-1,474		-1,348
Share of Roche estimated net income in the year		704		709		667		702
Adjustment in the year related to prior period share of net income		-16		-18		-39		-41
Share in Roche net income and other comprehensive income in prior periods since 2001		2,410		2,423		1,782		1,686
Accumulated equity accounting adjustments		909		993		584		622
December 31 balance sheet value		7,859		8,588		7,859		8,362

SEC request:

Tell us your consideration of profits/losses from upstream and downstream transactions in accounting for your collaborations and other arrangements with Roche, as discussed in paragraph 22 of IAS 28, revised 2003.

Novartis response:

The material transactions between the Company and Roche consist of transactions in connection with the products Lucentis® and Xolair®. Profit and losses generated by the related “upstream” and “downstream” transactions were analyzed on the basis of the requirements set out by IAS 28. The Company concluded that only the transactions related to the acquisition from Roche of the active ingredient for the production of Lucentis® could require any potential elimination of unrealized intercompany profits, amounting to approximately 6% of the net income achieved by Roche on these transactions. Since the amount of such active ingredient acquired from Roche in the Company’s inventory as of December 31, 2012 and 2011 was immaterial at approximately USD 14 million and USD 15 million respectively, it was concluded that no elimination was required as the amount would have been clearly de minimis.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ FELIX R. EHRAT
Jonathan Symonds	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group